22004591

MISSION

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FEB 28 2022
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SEC FILE NUMBER
8-32283

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: CION Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3 Park Avenue, 36th Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jason Ng - VP, Regulatory Compliance Officer	212-418-4734	jng@cioninvestments.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

4 Times Square, 151 West 42nd Street, 19th Floor	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Douglas S. Crossman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of CION Securities, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GEETANGLIE DAVI SEENAUTH
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01SE6363124
Qualified in Queens County
Commission Expires August 14, 2025

Signature: [signature]

Title:
Senior Managing Director

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Managing Member of CION Securities, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of CION Securities, LLC (the Company) as of December 31, 2021, and the related notes. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2014.

New York, New York
February 23, 2022

CION Securities, LLC
(A wholly-owned subsidiary of CION Investment Group, LLC)
Statement of Financial Condition

December 31, 2021

Assets	
Cash	$ 534,005
Prepaid expenses	171,896
Due from Parent	428,347
Total assets	$ 1,134,248
Liabilities and member's equity	
Liabilities:	
Accrued expenses	$ 22,580
Total liabilities	22,580
Member's equity:	
Member's contributions	68,217,600
Accumulated deficit	(67,105,932)
Total member's equity	1,111,668
Total liabilities and member's equity	$ 1,134,248

See accompanying notes to Statement of Financial Condition.

CION Securities, LLC
(A wholly-owned subsidiary of CION Investment Group, LLC)
Notes to Statement of Financial Condition

December 31, 2021

1. Organization

CION Securities, LLC, or the Company, is a Delaware limited liability company and a wholly-owned subsidiary of CION Investment Group, LLC, or CIG or the Parent. The Company is a registered broker-dealer, a member of the Financial Industry Regulatory Authority, Inc., or FINRA, and is characterized as a non-covered firm engaging in non-covered activities pursuant to the exemptive provision under Rule 15c3-3 of the Securities and Exchange Commission, or the SEC, since the Company does not take custody of any customer funds or securities, does not carry customer accounts and does not carry PAB accounts. The Company's primary business activity is to manage the distribution of investment products to individuals, including the sale of shares of beneficial interest of CION Ares Diversified Credit Fund, or CADC, an affiliated entity.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying Statement of Financial Condition of the Company has been prepared in accordance with U.S. generally accepted accounting principles, or US GAAP. Management of the Company has evaluated all subsequent events through February 23, 2022, the date the Statement of Financial Condition was issued.

Cash

The Company's cash is held at one financial institution and at year end exceeds insured limits. The Company periodically evaluates the creditworthiness of this institution and has not experienced any losses on such deposits.

Revenue Recognition

The Company may receive dealer-manager fees in connection with the offering of investment products. During the year ended December 31, 2021, dealer-manager fees were earned from the sale of shares of beneficial interest of CADC. The amount of dealer-manager fees, typically up to 0.75% of the gross proceeds from the sale of certain shares of CADC, is determined in accordance with each share class' respective offering documents.

2. Summary of Significant Accounting Policies (continued)

Revenue and fees are earned and recognized when an investor's subscription agreement is accepted by CADC.

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Concentration of Risk

During the year ended December 31, 2021, the Company earned 100% of its dealer-manager fee revenue from the sale of shares of beneficial interest of CADC.

3. Related Parties

Pursuant to an expense-sharing agreement, CIG pays or incurs the Company's expenses and then allocates to the Company, in accordance with the terms and conditions of the expense-sharing agreement, all or a portion (depending upon whether such expenses are shared expenses or solely expenses of the Company) of such expenses, including, but not limited to, rent, salaries, commissions, employee benefits and other reasonable business expenses incurred by or on behalf of the Company in connection with the operation of its sales and management activities. These expenses are included net of amounts Due from Parent on the accompanying Statement of Financial Condition.

The Parent increased it's investment in the Company by $10,928,500 through contributions made at various times during the year ended December 31, 2021. The increase was made through direct cash contributions by the Parent.

The Company has incurred a substantial loss during the year ended December 31, 2021 and in the prior years. The Parent will continue to make contributions to the Company through, at least, the next twelve months from February 23, 2022, the date the Statement of Financial Condition was issued. This commitment will allow the Company to meet its obligations and continue as a going concern.

4. Income Taxes

The Company is a disregarded entity for tax purposes. As a result, the Company has no standalone income tax reporting requirement. The operating results of the Company are included in the consolidated federal and state partnership income tax returns of CIG. CIG files an unincorporated business tax return in New York City. The Company records a tax provision in its financial statements for the portion of tax liability or benefit that it contributes to the New York City unincorporated business tax return of CIG. The tax benefit recorded for the year ended December 31, 2021 is presented within Due from Parent on the accompanying Statement of Financial Condition.

As of December 31, 2021, the Company did not have any material uncertain income tax positions.

5. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, or the Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. Under the Net Capital Rule, and the related rules of FINRA, the Company may be required to reduce its business if its net capital ratio exceeds regulatory requirements.

At December 31, 2021, the Company's ratio of aggregate indebtedness to net capital was 4.42 to 1. At December 31, 2021, the Company had net capital of $511,425, which was $506,425 in excess of its required minimum net capital of $5,000.

Equity withdrawals, including dividends, are subject to certain notification and other provisions of the Net Capital Rule and other regulatory rules. The SEC may restrict for a period of up to twenty business days any withdrawal by a broker-dealer of equity capital, as defined by the Net Capital Rule, if such withdrawal, when aggregated with all other withdrawals of equity capital on a net basis during a thirty calendar day period, exceeds 30% of the broker-dealer's net capital or if the SEC determines that such withdrawal would be detrimental to the financial integrity of the broker-dealer or the financial community.